FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	September	2014
BlackBerry Limited
(Translation of registrant’s name into English)
2200 University Avenue, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document		Page No.
1.	Introducing the Porsche Design P’9983 Smartphone from BlackBerry	3.

Document 1

  NEWS RELEASE
September 17, 2014

FOR IMMEDIATE RELEASE

Introducing the Porsche Design P’9983 Smartphone from BlackBerry

Beyond Luxury

Stuttgart/Dubai. Porsche Design and BlackBerry Limited (NASDAQ: BBRY; TSX: BB), a world leader in mobile communications, today announced the new Porsche Design P’9983 smartphone from BlackBerry. The luxury P’9983 smartphone combines the unique stylish design of the iconic and timeless Porsche Design brand with the fluid and effortless productivity experience of BlackBerry® 10 technology.

Marking the third smartphone collaboration between BlackBerry and Porsche Design, the device integrates premium quality materials such as sapphire glass for the camera lens, forged stainless steel for the Porsche Design floating logo and chassis, and a special glass-weave technology for the back door. Furthermore, Porsche Design has collaborated with BlackBerry for the first QWERTY version with BlackBerry 10 with specially crafted glass-like keys with the durability of rigid synthetic material, and a special 3D effect with silver font characters.

 “The Porsche Design P’9983 smartphone from BlackBerry makes a statement about its owner’s impeccable taste and drive for achievement and success, as well as discernment in making the right choices with products that help them stay on top,” says Juergen Gessler, CEO of the Porsche Design Group. “Yet again, the collaboration with BlackBerry has led to a product that blends style and functionality to provide a true luxury experience.”

“Today we mark yet another milestone in delivering an experience that goes beyond luxury,” said Ron Louks, President, Devices and Emerging Solutions at BlackBerry. “The first QWERTY Porsche Design smartphone with BlackBerry 10 experience combines superior productivity, ultimate security and privacy and the performance of the best professional tool with the opportunity to express individual style with the luxury of being one step ahead.”

Bringing together timeless aesthetics with best-in-class security, the new Porsche Design P’9983 smartphone offers the full benefits of the BlackBerry 10 platform, with key features such as:

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A revolution of the classic BlackBerry® QWERTY Keyboard – The unique, elegantly-designed BlackBerry QWERTY keyboard continues to provide the very best typing experience. The additional personalized auto-correction and next word suggestion help to type faster, more accurately and with less effort.

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Secure communication and collaboration – BlackBerry brings world class security through encrypted BBM™ instant messaging for your business and personal needs, so you can feel safe in the knowledge all your communications are safe and secure.

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Unique PIN – Be instantly recognizable as a Porsche Design user. The Porsche Design P’9983 smartphone from BlackBerry provides an exclusive Porsche Design PIN range - 2AAXXXXX - that sets the owner apart and makes them instantly recognizable among other Porsche Design users.

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BlackBerry® Priority Hub – BlackBerry® Hub is the one place to manage all your conversations and notifications. The BlackBerry Priority Hub intelligently filters messages to give you instant access to the conversations and content most essential to you, helping you stay organized and focused on the most important tasks.

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Exceptional battery performance – Power designed to keep up with you. BlackBerry is well known for amazing battery life. With the optimization of power consumption in BlackBerry 10, the P’9983 smartphone delivers exceptional battery performance. Enjoy peace of mind knowing that you can be productive and in touch with the people who matter all day long.

•
BlackBerry® World™ - It’s important to have the right tools to get any job done with speed and excellence. You can find the very best business and productivity apps available directly from BlackBerry World.

Find your individual look with exclusive Porsche Design accessories that have been specially selected to perfectly complement your new P’9983 smartphone. In the box, you will find everything you need including a premium stereo headset, an international charging kit, a polishing cloth and a USB cable for high-speed data transfer. The P’9983 smartphone also offers exclusive aftermarket accessories including handcrafted leather backdoors made from fine Italian leather that are available in the colors: Yellow, Blue Green, Dark Brown, Pomegranate, Paloma Grey, Salsa, Blue and Orange so you can choose a look to express your individuality.

The Porsche Design P’9983 smartphone from BlackBerry will be available from Porsche Design stores, select carriers and retailers around the world by the beginning of October 2014.

For more information about the new Porsche Design P’9983 smartphone from BlackBerry please visit www.blackberry.com/p9983.

About Porsche Design
Porsche Design is a luxury brand and was founded in 1972 by Professor Ferdinand Alexander Porsche. The products represent functional, timeless and purist design, and boast an impressive innovative standard. All of the brand's products are designed by the Porsche Design Studio and are sold around the world in more than 150 retail stores, high-end department stores, exclusive specialist stores and the official online shop (www.porsche-design.com).

About BlackBerry
A global leader in mobile communications, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Middle East and Africa, Asia Pacific and Latin America. The Company trades under the ticker symbols "BB" on the Toronto Stock Exchange and "BBRY" on the NASDAQ. For more information, visit www.BlackBerry.com.

Press Contacts:
BlackBerry
Kim van Bokhoven
PR Manager Middle East at BlackBerry
Tel.: +971 50 450 80 99
E-Mail: kvanbokhoven@blackberry.com

Claire Lawson
APCO Worldwide
Tel.: +971 55 400 3235
E-Mail: clawson@apcoworldwide.com

Porsche Design Group Christian Weiss Head of Public Relations Tel.: +49 [0] 711 911-12943 E-Mail: christian.weiss@porsche-design.de

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	September 17, 2014	By:	/s/ James Yersh
(Signature)
James Yersh Chief Financial Officer